Exhibit 99.96

Amaya Provides PokerStars Business Update

MONTREAL, Jan. 15, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today provided an update on its PokerStars online gaming consumer business and that Chairman and CEO David Baazov will make a speech at an investment conference in Toronto.

BUSINESS UPDATE

Successful completion of Casino Rollout

In December 2014 PokerStars completed the rollout of casino table games to players in eligible markets on PokerStars.com and certain domains sharing liquidity on the global network. The table games are available through the new PokerStars 7 platform, which is currently an optional download to players but which will become the sole poker client in the future. PokerStars will also launch web and mobile versions of its casino in 2015, supported by an aggressive consumer marketing campaign. PokerStars announced the planned rollout of table games on its .com network in November, following a successful launch on PokerStars.es, the brand’s website in Spain.

PokerStars estimates it has achieved a significant double-digit share of Spain’s regulated online casino market despite not yet launching external marketing. PokerStars saw a 30% cross sell of casino table games to its active player base on PokerStars 7 in Spain, which was above expectations and represented a faster cross-sell ramp up than was experienced on Full Tilt despite table games being the only casino games available. A majority of daily active users were playing multi-player games. The casino games were withdrawn from PokerStars.es in late 2014 in order to modify the offering to allow players to download their hand histories. It is aiming to re-launch them within a matter of weeks. This did not impact the rollout of casino table games globally.

Update on Sportsbook Rollout

Amaya announced that it anticipates PokerStars’ planned launch of sports betting will launch in the first quarter of 2015, ahead of schedule. The sports betting product will launch within the PokerStars poker client in certain markets and PokerStars will gradually add more markets as well as web and mobile versions throughout the year.

Developments in Asia

PokerStars has opened its newest branded PokerStars LIVE poker room at the City of Dreams Manila. The new integrated casino resort is anticipated to become a premier leisure and entertainment destination in the Philippines, which has a thriving poker community, much like its regional neighbour Macau. PokerStars also has branded, live poker rooms at major casinos in multiple major cities including London, Macau, and Madrid. Rational Group, parent company of PokerStars, is also the largest producer of live poker events around the world.

PokerStars also announced the signing of the site’s first Team Pros from India and Japan, highlighting the ongoing growth of poker around the world. Aditya Agarwal is the first Indian Team Pro while Kosei Ichinose is the first Japanese Team Pro. The signings are an important step in helping promote the game in countries where poker is only just coming to the fore.

Industry Recognition & Awards

PokerStars and Full Tilt have recently won awards for app innovation and customer service excellence. Full Tilt took top honours at the IGA Gaming App Awards for ‘Best Poker App’, while PokerStars PLAY was judged to be ‘Best Social Poker App’.

“These awards recognize the spirit of innovation and service that make PokerStars and Full Tilt stand out in any industry,” said Eric Hollreiser, Head of Corporate Communications for Rational Group, parent of PokerStars and Full Tilt. “As more and more consumers are introduced to poker through social and mobile platforms, it is especially important that we lead the poker industry in these areas.”

The Full Tilt app, which allows real money online poker, is available to download on iOS and Android devices. PokerStars PLAY is a fun free-to-play game, accessible through Facebook, and also available on iOS and Android devices globally.

Additionally, PokerStars recently collected two awards, including ‘Best Poker Operator’, at the EGR Awards.

Cantech Investment Conference and Cantech Letter Awards

Amaya Chairman and CEO David Baazov will provide a speech at the 2015 Cantech Investment Conference at the Metro Toronto Convention Centre in downtown Toronto on Thursday, January 15 at 11 a.m. Details are available at cambridgehouse.com/event/39/cantech-investment-conference-2015/agenda

Amaya is a finalist for 2014 TSX Technology Stock of the Year and Mr. Baazov is a finalist for 2014 TSX Technology Executive of the Year at the Cantech Letter Awards dinner later in the evening.

Inside PokerStars Videos

PokerStars continued its campaign to increase transparency in its operations and instill additional understanding and trust in the online gaming industry with the latest in a series of videos dispelling industry myths and answering key consumer questions about issues including account safety, game integrity, fund protection and other critical industry issues.

The most recent video includes a look at the significant network infrastructure supporting its online business. On average, the company deals 700 poker hands every second of every day with as many as 20,000 hands being played concurrently. It also runs 3,500 daily scheduled tournaments, which award more than $25 million of guaranteed prizes into the online accounts of hundreds of thousands of players each week. The company has had 481,488 players seated at the site at the same time, more than the population of Sacramento, California. The video can be found here: www.pokerstars.com/en/blog/corporate-blog.

Previous videos can be found here: www.pokerstars.com/about/inside-pokerstars.

ABOUT AMAYA

Amaya is the owner of Rational Group, which owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

Forward-Looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of our future performance or future events constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic, regulatory and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information: For Media Inquiries: Eric Hollreiser, Press@amaya.com; For Investor Inquiries: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

CO: Amaya Gaming Group Inc.

CNW 07:45e 15-JAN-15